CHATTANOOGA FC, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015





CERTIFIED PUBLIC ACCOUNTANTS

CHATTANOOGA FC, INCORPORATED

INDEX TO REPORT

DECEMBER 31, 2017, 2016 AND 2015



CERTIFIED PUBLIC ACCOUNTANTS
CHATTANOOGA | MEMPHIS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Chattanooga FC, Incorporated
Chattanooga, Tennessee

We have reviewed the accompanying financial statements of Chattanooga FC, Incorporated, which comprise the balance sheets as of December 31, 2017, 2016 and 2015, and the related statements of operations and changes in retained earnings (accumulated deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1200 Market Street, Chattanooga, TN 37402 | T 423.756.7771 | F 423.265.8125

Emphasis of Matter

As discussed in Note 7 to the financial statements, the Company has transferred substantially all assets and liabilities out of Chattanooga, FC Incorporated and into a successor entity. Management's plans in regard to these matters are also described in Note 7. Our conclusion is not modified with respect to this matter.

Chattanooga, Tennessee
December 3, 2018

Henderson Hutcherson & McCullough, PLLC

CHATTANOOGA FC, INCORPORATED

BALANCE SHEETS

DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

ASSETS

	2017	2016	2015
CURRENT ASSETS			
Cash	$ 35,071	$ 83,090	$ 78,675
Accounts receivable	94,042	-	-
Tax refund receivable	2,410	-	-
Total current assets	131,523	83,090	78,675
OTHER ASSETS			
Due from stockholder	104,392	34,041	-
Total other assets	104,392	34,041	-
TOTAL ASSETS	$ 235,915	$ 117,131	$ 78,675

The accompanying notes are an integral part of the financial statements.

CHATTANOOGA FC, INCORPORATED

BALANCE SHEETS

DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016	2015
CURRENT LIABILITIES			
Short-term notes payable	$ 67,289	$ -	$ -
Line of credit	25,000	-	-
Accounts payable	72,477	9,433	15,599
Sales tax payable	10,753	4,337	2,515
Deferred revenue	104,334	31,417	-
Accrued liabilities	4,144	2,865	-
Total current liabilities	283,997	48,052	18,114
NONCURRENT LIABILITIES			
Note payable to owner	15,000	-	-
Total liabilities	298,997	48,052	18,114
STOCKHOLDER'S EQUITY			
Common stock – $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000	1,000
Retained earnings (accumulated deficit)	(64,082)	68,079	59,561
Total stockholder's equity	(63,082)	69,079	60,561
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 235,915	$ 117,131	$ 78,675

The accompanying notes are an integral part of the financial statements.

CHATTANOOGA FC, INCORPORATED

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(ACCUMULATED DEFICIT)

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

	2017	2016	2015
SALES	$ 771,832	$ 892,877	$ 563,599
COST OF SALES	125,856	154,589	166,969
Gross profit	645,976	738,288	396,630
GENERAL AND ADMINISTRATIVE EXPENSES	778,175	728,961	372,163
(Loss) income from operations	(132,199)	9,327	24,467
OTHER INCOME			
Interest income	38	93	-
(LOSS) INCOME BEFORE INCOME TAXES	(132,161)	9,420	24,467
INCOME TAX EXPENSE	-	902	5,455
NET (LOSS) INCOME	(132,161)	8,518	19,012
Retained earnings – beginning of year	68,079	59,561	40,549
Retained earnings (accumulated deficit) – end of year	$ (64,082)	$ 68,079	$ 59,561

The accompanying notes are an integral part of the financial statements.

CHATTANOOGA FC, INCORPORATED

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$(132,161)	$ 8,518	$ 19,012
Changes in assets and liabilities:			
Accounts receivable	(94,042)	-	-
Tax refund receivable	(2,410)	-	-
Accounts payable	63,044	(6,166)	15,599
Sales tax payable	6,416	1,822	2,515
Deferred revenue	72,917	31,417	-
Accrued liabilities	1,279	2,865	-
Net cash from operating activities	(84,957)	38,456	37,126
CASH FLOWS FROM INVESTING ACTIVITIES			
Due from stockholder	(70,351)	(34,041)	-
Net cash from investing activities	(70,351)	(34,041)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in line of credit	25,000	-	-
Proceeds from notes payable	90,000	-	-
Principal payments on notes payable	(7,711)	-	-
Net cash from financing activities	107,289	-	-
NET CHANGE IN CASH	(48,019)	4,415	37,126
Cash – beginning of year	83,090	78,675	41,549
Cash – end of year	$ 35,071	$ 83,090	$ 78,675
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	$ 3,428	$ -	$ -
Cash paid for taxes	$ 920	$ 4,110	$ 1,010

The accompanying notes are an integral part of the financial statements.

CHATTANOOGA FC, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

NOTE 1 – NATURE OF OPERATIONS

Chattanooga FC, Incorporated (the "Company") was incorporated as a C-corporation in 2009, in the state of Tennessee. The Company manages a soccer team that competes in the National Premier Soccer League. The National Premier Soccer League is an American soccer league commonly recognized as being the fourth-tier league in the United States. The Company generates a bulk of its revenues through game ticket sales and team merchandise sales. The accompanying financial statements are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Contingent Risk Regarding Cash Balances

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

From time to time the Company has on deposit, in institutions whose accounts are insured by the Federal Deposit Insurance Corporation (FDIC), funds that total in excess of the insured maximum. The at-risk amount is subject to significant fluctuations on a daily basis throughout the year. The Company does not believe it is exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from sponsorships. Management considers all trade receivables 30 days past due as delinquent. Interest is not charged on accounts considered delinquent. The Company has evaluated their receivables and does not believe an allowance for doubtful accounts is necessary.

Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the years ended December 31, 2017, 2016 and 2015, the Company incurred advertising expenses of $138,561, $187,420 and $91,777, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company follows the guidance of FASB ASC Topic 740, Income Taxes, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed for the tax years ended December 31, 2014 through December 31, 2017, for U.S. federal income tax and state income tax for Tennessee, the years which remain subject to examination by major tax jurisdictions as of December 31, 2017.

Interest Expense

The Company recognizes interest expense at the earlier of when incurred or when paid, with certain exceptions.

Revenue Recognition

The Company's primary income is from the sale of tickets to sporting events, the sale of merchandise and sponsorship revenue. Revenue from the sale of tickets and merchandise is recognized at the time of sale. Sponsorship revenue is recognized pro-rata over the term of the sponsorship agreement.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – LINE OF CREDIT

The Company has a $25,000 line of credit agreement with Atlantic Capital Bank. The line has a stated interest rate of 5.00% and matures in October 2018. The balance on the line of credit as of December 31, 2017 was $25,000. There was no balance as of December 31, 2016 and 2015.

NOTE 4 – NOTES PAYABLE

As of December 31, 2017, the Company had a note payable to Kabbage in the amount of $21,106, bearing interest at 25.51%. The note matures in October 2018 and is payable in monthly installments of $2,458. The note is guaranteed by a stockholder in the Company. Based on maturity date, the note payable has been included in current liabilities.

As of December 31, 2017, the Company had a note payable to Kabbage in the amount of $46,183, bearing interest at 26.40%. The note matures in December 2018 and is payable in monthly installments of $4,917. The note is guaranteed by a stockholder in the Company. Based on maturity date, the note payable has been included in current liabilities.

The two notes payable to Kabbage listed in the previous two paragraphs were negotiated by a stockholder without approval of the board of directors. The loans were negotiated based on material misrepresentations by the stockholder and the funds were used for unauthorized purposes. As such, the Company is disputing the validity of the notes payable.

There were no amounts due on notes payable at December 31, 2016 and 2015.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims that arise in the normal course of business. Management believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, it was noted that certain payments were made to a stockholder, who also served as the general manager, in excess of amounts authorized by the board. During this time, the board was responsible for approving all pay rates. Since authorization for these payments was not given, they have been reclassified as an employee receivable. The amounts of the receivable were $104,392 and $34,041 as of December 31, 2017 and 2016. There was no receivable due as of December 31, 2015.

Tim Kelly, a stockholder, loaned $15,000 to the Company for working capital. The loan is due on demand and will accrue interest at a rate of 5% if the payment is not made in full upon demand. The outstanding balance as of December 31, 2017 was $15,000. This note has been included as a long-term liability based on the remote likelihood that repayment will be made within one year.

CHATTANOOGA FC, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

(See Independent Accountant's Review Report)

NOTE 7 – BUSINESS MERGER

On November 8, 2018, the Company's stockholders voted to transfer substantially all assets and liabilities from the Company to Beautiful Game, Inc., which intends to continue the operations of the Company.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent accountant's review report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements.

As discussed in note 7, on November 8, 2018, substantially all assets of the Company were transferred to Beautful Game, Inc., and Chattanooga FC, Inc. ceased operations. A stockholder in the Company objected to this transaction and asserted dissenters' rights under Tenn. Code Ann. Title 48, Chapter 23. As a result, the stockholder has the opportunity to tender his shares in exchange for payment to him of their fair value. The Company believes, however, that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.